Exhibit 99.1

Autohome Inc. Announces Unaudited 2022 Fourth Quarter and Full Year Financial Results

Update on Dividend Policy

BEIJING, February 16, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and full year ended December 31, 2022.

Fourth Quarter 2022 Highlights1

•	Net Revenues in the fourth quarter of 2022 were RMB1,893.3 million (US$274.5 million), compared to RMB1,693.6 million in the corresponding period of 2021.

•

Net Income attributable to Autohome in the fourth quarter of 2022 was RMB594.1 million (US$86.1 million), compared to RMB267.8 million in the corresponding period of 2021, and net income attributable to ordinary shareholders in the fourth quarter of 2022 was RMB580.9 million (US$84.2 million), compared to RMB257.0 million in the corresponding period of 2021.

•	Adjusted Net Income attributable to Autohome (Non-GAAP)[2] in the fourth quarter of 2022 was RMB668.5 million (US$96.9 million), compared to RMB468.5 million in the corresponding period of 2021.

Full Year 2022 Highlights1

•	Net Revenues in 2022 were RMB6,940.8 million (US$1,006.3 million), compared to RMB7,237.0 million in 2021.

•

Net Income attributable to Autohome in 2022 was RMB1,855.2 million (US$269.0 million), compared to RMB2,248.8 million in 2021 and net income attributable to ordinary shareholders in 2022 was RMB1,807.2 million (US$262.0 million), compared to RMB2,148.6 million in 2021.

•	Adjusted Net Income attributable to Autohome (Non-GAAP)[2] in 2022 was RMB2,168.3 million (US$314.4 million), compared to RMB2,582.2 million in 2021.

Mr. Quan Long, Chairman of the Board of Directors (“Board”) and Chief Executive Officer of Autohome, stated, “We are very proud of Autohome’s resilient performance throughout the year. In particular, we achieved significant progress in two key areas—content ecosystem construction and exploration of new initiatives. On the content front, we successfully leveraged our big IP brands to promote our video-based strategy, and formed partnerships and organized cross-promotional activities with multiple internet platforms to explore new automotive lifestyle experiences. These creative tactics have comprehensively expanded our user reach. In December 2022, our mobile daily active users grew by 16.1% year-over-year to reach a record high of 54.39 million, according to QuestMobile, further solidifying our leadership position in the industry. Meanwhile, we made huge strides in industrial value chain exploration and promoted in-depth development across our businesses. For example, our OEM customers have responded positively to our new retail model for new energy vehicles (“NEVs”) and we continue to expand penetration of our data products for dealer customers. In addition, we further integrated our used car business with TTP Car, Inc. and continuously refined operations to enhance efficiency. Looking ahead, we will continue to build Autohome’s one-stop, closed-loop ecosystem, capitalizing on our key strengths while focusing on innovation to propel Autohome to new heights.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 RMB6.8972 on December 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We concluded 2022 on a strong note with total revenues for the fourth quarter growing by 11.8% year-over-year, supported by the robust recovery of our media business. We are also thrilled to see our new businesses gaining traction among customers, evidenced by a massive year-over-year increase in revenue generated from NEV brands, where we continue to outperform the market. In addition, the number of our dealer customers for data products in the fourth quarter increased by 26% year-over-year, while for full-year 2022, both the average revenue of data products per dealer store and the average number of data products adopted by each dealer store were up more than 20% compared to 2021. Moreover, given our strong cash balance and healthy cash flow, our Board has approved an amendment to our dividend policy. Starting from 2022, we will pay a fixed amount of no less than RMB500 million in cash dividends, augmenting our ongoing increases in shareholder returns even further. As we step into 2023, we will continue to develop new initiatives targeting long-term healthy growth, while remaining committed to delivering shareholder value.”

Unaudited Fourth Quarter 2022 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2022 were RMB1,893.3 million (US$274.5 million), compared to RMB1,693.6 million in the corresponding period of 2021.

•

Media services revenues were RMB610.2 million (US$88.5 million) in the fourth quarter of 2022, compared to RMB372.7 million in the corresponding period of 2021, primarily attributable to the increase in average revenue per automaker advertiser.

•	Leads generation services revenues were RMB786.8 million (US$114.1 million) in the fourth quarter of 2022, compared to RMB778.1 million in the corresponding period of 2021.

•	Online marketplace and others revenues were RMB496.2 million (US$71.9 million) in the fourth quarter of 2022, compared to RMB542.8 million in the corresponding period of 2021.

Cost of Revenues

Cost of revenues was RMB370.6 million (US$53.7 million) in the fourth quarter of 2022, compared to RMB262.0 million in the corresponding period of 2021. The increase was primarily attributable to the continuous investment in content. Share-based compensation expense included in cost of revenues in the fourth quarter of 2022 was RMB1.7 million (US$0.2 million), compared to RMB4.8 million in the corresponding period of 2021.

Operating Expenses

Operating expenses were RMB1,088.3 million (US$157.8 million) in the fourth quarter of 2022, compared to RMB1,325.2 million in the corresponding period of 2021.

•

Sales and marketing expenses were RMB672.6 million (US$97.5 million) in the fourth quarter of 2022, compared to RMB802.7 million in the corresponding period of 2021. The decrease was primarily attributable to the decline in marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in the fourth quarter of 2022 was RMB15.0 million (US$2.2 million), compared to RMB10.2 million in the corresponding period of 2021.

•

General and administrative expenses were RMB102.8 million (US$14.9 million) in the fourth quarter of 2022, compared to RMB127.6 million in the corresponding period of 2021. Share-based compensation expense included in general and administrative expenses in the fourth quarter of 2022 was RMB16.2 million (US$2.3 million), compared to RMB21.4 million in the corresponding period of 2021.

•

Product development expenses were RMB312.9 million (US$45.4 million) in the fourth quarter of 2022, compared to RMB394.8 million in the corresponding period of 2021. Share-based compensation expense included in product development expenses in the fourth quarter of 2022 was RMB20.3 million (US$2.9 million), compared to RMB16.6 million in the corresponding period of 2021.

Operating Profit

Operating profit was RMB513.3 million (US$74.4 million) in the fourth quarter of 2022, compared to RMB176.9 million in the corresponding period of 2021.

Income Tax Expense/Benefit

There was an income tax expense of RMB76.9 million (US$11.2 million) in the fourth quarter of 2022, compared to an income tax benefit of RMB119.4 million in the corresponding period of 2021. The income tax benefit in the fourth quarter of 2021 was primarily attributable to the tax filing adjustments as a result of PRC preferential income tax rate for certain subsidiaries.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB594.1 million (US$86.1 million) in the fourth quarter of 2022, compared to RMB267.8 million in the corresponding period of 2021.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/American Depository Shares (“ADS”)

Net income attributable to ordinary shareholders was RMB580.9 million (US$84.2 million) in the fourth quarter of 2022, compared to RMB257.0 million in the corresponding period of 2021. Basic and diluted earnings per share (“EPS”) were RMB1.18 (US$0.17) and RMB1.18 (US$0.17), respectively, in the fourth quarter of 2022, as compared to basic and diluted EPS of RMB0.51 and RMB0.51, respectively, in the corresponding period of 2021. Basic and diluted earnings per ADS were RMB4.71 (US$0.68) and RMB4.70 (US$0.68), respectively, in the fourth quarter of 2022, as compared to basic and diluted earnings per ADS of RMB2.03 and RMB2.03, respectively, in the corresponding period of 2021.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB668.5 million (US$96.9 million) in the fourth quarter of 2022, compared to RMB468.5 million in the corresponding period of 2021. Non-GAAP basic and diluted EPS were RMB1.36 (US$0.20) and RMB1.35 (US$0.20), respectively, in the fourth quarter of 2022, as compared to non-GAAP basic and diluted EPS of RMB0.93 and RMB0.93, respectively, in the corresponding period of 2021. Non-GAAP basic and diluted earnings per ADS were RMB5.42 (US$0.79) and RMB5.41 (US$0.78), respectively, in the fourth quarter of 2022, as compared to non-GAAP basic and diluted earnings per ADS of RMB3.71 and RMB3.70, respectively, in the corresponding period of 2021.

Unaudited Full Year 2022 Financial Results

Net Revenues

Net revenues in 2022 were RMB6,940.8 million (US$1,006.3 million), compared to RMB7,237.0 million in 2021.

•	Media services revenues were RMB1,963.3 million (US$284.7 million) in 2022, compared to RMB2,011.4 million in 2021.

•	Leads generation services revenues were RMB3,056.9 million (US$443.2 million) in 2022, compared to RMB2,988.1 million in 2021.

•

Online marketplace and others revenues were RMB1,920.6 million (US$278.5 million) in 2022, compared to RMB2,237.5 million in 2021. The decrease was primarily attributable to automakers’ decreased spending on data products.

Cost of Revenues

Cost of revenues was RMB1,235.2 million (US$179.1 million) in 2022, compared to RMB1,047.9 million in 2021. The increase was primarily attributable to the continuous investment in content. Share-based compensation expense included in cost of revenues was RMB8.6 million (US$1.2 million) in 2022, compared to RMB23.1 million in 2021.

Operating Expenses

Operating expenses were RMB4,785.6 million (US$693.9 million) in 2022, compared to RMB4,701.7 million in 2021.

•

Sales and marketing expenses were RMB2,866.2 million (US$415.6 million) in 2022, compared to RMB2,759.9 million in 2021, primarily due to the increase in marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in 2022 was RMB38.3 million (US$5.6 million), compared to RMB46.8 million in 2021.

•

General and administrative expenses were RMB502.3 million (US$72.8 million) in 2022, compared to RMB543.8 million in 2021. Share-based compensation expense included in general and administrative expenses in 2022 was RMB53.2 million (US$7.7 million), compared to RMB48.8 million in 2021.

•

Product development expenses were RMB1,417.1 million (US$205.5 million) in 2022, compared to RMB1,398.0 million in 2021. Share-based compensation expense included in product development expenses in 2022 was RMB68.8 million (US$10.0 million), compared to RMB87.3 million in 2021.

Operating Profit

Operating profit was RMB1,247.5 million (US$180.9 million) in 2022, compared to RMB1,781.6 million in 2021.

Income Tax Benefit/Expense

There was an income tax benefit of RMB61.8 million (US$9.0 million) in 2022, compared to an income tax expense of RMB34.0 million in 2021. The income tax benefit was primarily attributable to lower taxable income and tax filing adjustments as a result of the PRC preferential income tax rate and tax holidays for certain subsidiaries.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB1,855.2 million (US$269.0 million) in 2022, compared to RMB2,248.8 million in 2021.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB1,807.2 million (US$262.0 million) in 2022, compared to RMB2,148.6 million in 2021. Basic and diluted EPS were RMB3.62 (US$0.52) and RMB3.62 (US$0.52), respectively, in 2022 as compared to basic and diluted EPS of RMB4.30 and RMB4.29, respectively, in 2021. Basic and diluted earnings per ADS were RMB14.48 (US$2.10) and RMB14.47 (US$2.10), respectively, in 2022 as compared to basic and diluted earnings per ADS of RMB17.19 and RMB17.17, respectively, in 2021.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB2,168.3 million (US$314.4 million) in 2022, compared to RMB2,582.2 million in 2021. Non-GAAP basic and diluted EPS were RMB4.34 (US$0.63) and RMB4.34 (US$0.63), respectively, in 2022 as compared to non-GAAP basic and diluted EPS of RMB5.17 and RMB5.16, respectively, in 2021. Non-GAAP basic and diluted earnings per ADS were RMB17.38 (US$2.52) and RMB17.36 (US$2.52), respectively, in 2022 as compared to non-GAAP basic and diluted earnings per ADS of RMB20.66 and RMB20.64, respectively, in 2021.

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents and short-term investments of RMB22.08 billion (US$3.20 billion). Net cash provided by operating activities in the year of 2022 was RMB2,565.1 million (US$371.9 million).

Update on the Dividend Policy

On November 4, 2019, the Company’s Board approved a dividend policy, which mandates a recurring cash dividend every year from 2020 in an amount equal to approximately 20% of the net income generated during the previous fiscal year, with the exact amount to be determined by the Board based on the Company’s financial performance and cash position prior to the distribution. On February 16, 2023, the Company’s Board approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by the Board based on the Company’s financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year.

The Board has also approved a dividend of US$0.58 per ADS (or US$0.145 per ordinary share) for fiscal year 2022, payable in U.S. dollars, which is expected to be paid to shareholders of record as of the close of business on March 21, 2023, Beijing/ Hong Kong Time and New York Time, respectively. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 21, 2023 (Beijing/ Hong Kong Time). The payment is expected to be issued on March 31, 2023 for holders of ordinary shares and on or around April 11, 2023 for holders of ADSs.

Update on the Share Repurchase Program

On November 18, 2021, the Company’s Board authorized a share repurchase program under which the Company was authorized to repurchase up to US$200 million of its ADSs over the following twelve months. On November 3, 2022, the Board authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023. As of February 10, 2023, the Company has repurchased 3,686,327 ADSs for a total cost of approximately US$111.3 million.

Employees

The Company had 5,355 employees as of December 31, 2022, including 2,128 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, February 16, 2023 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI7dc875e91aa64925a66cdc6a029f947e

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, certain noncontrolling interests adjustments for TTP (starting in the first quarter of 2021 for the first time, which included interest income related to convertible bond investment to TTP that is eliminated in consolidation), investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and (gain)/loss pickup of equity method investments, and impairment of long-term investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs.

We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	372,708	610,181	88,468	2,011,446	1,963,289	284,650
Leads generation services	778,076	786,831	114,080	2,988,075	3,056,924	443,212
Online marketplace and others	542,833	496,244	71,949	2,237,483	1,920,615	278,463

Total net revenues	1,693,617	1,893,256	274,497	7,237,004	6,940,828	1,006,325

Cost of revenues	(261,970)	(370,631)	(53,736)	(1,047,892)	(1,235,173)	(179,083)

Gross profit	1,431,647	1,522,625	220,761	6,189,112	5,705,655	827,242

Operating expenses:
Sales and marketing expenses	(802,714)	(672,601)	(97,518)	(2,759,905)	(2,866,206)	(415,561)
General and administrative expenses	(127,644)	(102,775)	(14,901)	(543,799)	(502,340)	(72,832)
Product development expenses	(394,795)	(312,903)	(45,367)	(1,398,037)	(1,417,094)	(205,459)

Total operating expenses	(1,325,153)	(1,088,279)	(157,786)	(4,701,741)	(4,785,640)	(693,852)

Other operating income, net	70,413	78,943	11,446	294,241	327,507	47,484

Operating profit	176,907	513,289	74,421	1,781,612	1,247,522	180,874

Interest and investment income/ (loss), net	(25,624)	172,066	24,947	395,245	565,090	81,931
Earnings/(loss) from equity method investments	1,363	(13,680)	(1,983)	301	(49,766)	(7,215)

Income before income taxes	152,646	671,675	97,385	2,177,158	1,762,846	255,590

Income tax (expense)/benefit	119,447	(76,914)	(11,151)	(34,006)	61,780	8,957

Net income	272,093	594,761	86,234	2,143,152	1,824,626	264,547

Net (income)/ loss attributable to noncontrolling interests	(4,257)	(695)	(101)	105,633	30,548	4,429
Net income attributable to Autohome	267,836	594,066	86,133	2,248,785	1,855,174	268,976

Accretion of mezzanine equity	(31,056)	(37,787)	(5,479)	(411,792)	(137,611)	(19,952)
Accretion attributable to noncontrolling interests	20,243	24,595	3,566	311,573	89,613	12,993

Net income attributable to ordinary shareholders	257,023	580,874	84,220	2,148,566	1,807,176	262,017

Earnings per share for ordinary shares
Basic	0.51	1.18	0.17	4.30	3.62	0.52
Diluted	0.51	1.18	0.17	4.29	3.62	0.52
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	2.03	4.71	0.68	17.19	14.48	2.10
Diluted	2.03	4.70	0.68	17.17	14.47	2.10

Weighted average shares used to compute earnings per share attributable to ordinary shareholders:

Basic	505,721,464	493,234,844	493,234,844	499,861,764	499,160,564	499,160,564
Diluted	505,974,276	494,178,784	494,178,784	500,481,540	499,666,792	499,666,792

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	267,836	594,066	86,133	2,248,785	1,855,174	268,976
Plus: income tax expense/(benefit)	(118,107)	78,255	11,346	39,038	(56,417)	(8,180)
Plus: depreciation of property and equipment	57,941	53,158	7,707	219,001	223,504	32,405
Plus: amortization of intangible assets	10,833	10,846	1,573	31,647	43,365	6,287

EBITDA	218,503	736,325	106,759	2,538,471	2,065,626	299,488

Plus: share-based compensation expenses	52,977	53,135	7,704	206,056	168,890	24,487

Adjusted EBITDA	271,480	789,460	114,463	2,744,527	2,234,516	323,975

Net income attributable to Autohome	267,836	594,066	86,133	2,248,785	1,855,174	268,976
Plus: amortization of intangible assets resulting from business acquisition	10,722	10,722	1,555	26,564	42,888	6,218
Plus: share-based compensation expenses	52,977	53,135	7,704	206,056	168,890	24,487
Plus: certain noncontrolling interests adjustments for TTP	—	—	—	(35,196)	—	—
Plus: investment loss arising from one of financial products [3]	164,070	—	—	164,070	73,264	10,622
Plus: (gain)/loss on equity method investments, net	(1,363)	13,680	1,983	(301)	49,766	7,215
Plus: impairment of long-term investments	—	—	—	—	1,696	246
Plus: tax effects of the adjustments	(25,702)	(3,075)	(446)	(27,760)	(23,415)	(3,395)

Adjusted net income attributable to Autohome	468,540	668,528	96,929	2,582,218	2,168,263	314,369

Net income attributable to Autohome	267,836	594,066	86,133	2,248,785	1,855,174	268,976
Net margin	15.8%	31.4%	31.4%	31.1%	26.7%	26.7%
Adjusted net income attributable to Autohome	468,540	668,528	96,929	2,582,218	2,168,263	314,369
Adjusted net margin	27.7%	35.3%	35.3%	35.7%	31. 2%	31.2%

Non-GAAP earnings per share
Basic	0.93	1.36	0.20	5.17	4.34	0.63
Diluted	0.93	1.35	0.20	5.16	4.34	0.63
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	3.71	5.42	0.79	20.66	17.38	2.52
Diluted	3.70	5.41	0.78	20.64	17.36	2.52

Weighted average shares used to compute non-GAAP earnings per share:
Basic	505,721,464	493,234,844	493,234,844	499,861,764	499,160,564	499,160,564
Diluted	505,974,276	494,178,784	494,178,784	500,481,540	499,666,792	499,666,792

3

It represented the loss of an investment with fair value below its initial investment in the fourth quarter and full year of 2022, which was recognized at “interest and investment income/(loss), net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,236,501	2,801,299	406,150
Restricted Cash	89,855	9,175	1,330
Short-term investments	16,496,267	19,279,592	2,795,278
Accounts receivable, net	2,139,471	1,927,699	279,490
Amounts due from related parties, current	83,376	49,644	7,198
Prepaid expenses and other current assets	280,248	357,522	51,836

Total current assets	23,325,718	24,424,931	3,541,282

Non-current assets
Restricted cash, non-current	5,200	5,000	725
Property and equipment, net	381,496	255,298	37,015
Goodwill and intangible assets, net[4]	4,299,251	4,220,305	611,887
Long-term investments	70,720	419,208	60,779
Deferred tax assets	176,138	265,606	38,509
Amounts due from related parties, non-current	7,529	9,419	1,366
Other non-current assets	133,383	116,052	16,826

Total non-current assets	5,073,717	5,290,888	767,107

Total assets	28,399,435	29,715,819	4,308,389

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,044,597	2,537,281	367,870
Advance from customers	123,370	96,047	13,926
Deferred revenue	1,553,013	1,147,131	166,318
Income tax payable	233,342	251,121	36,409
Amounts due to related parties	31,897	27,096	3,929

Total current liabilities	3,986,219	4,058,676	588,452

Non-current liabilities
Other liabilities	28,619	50,591	7,335
Deferred tax liabilities	576,798	517,926	75,092

Total non-current liabilities	605,417	568,517	82,427

Total liabilities	4,591,636	4,627,193	670,879

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,468,029	1,605,639	232,796

EQUITY
Total Autohome shareholders’ equity[4]	22,624,848	23,888,842	3,463,557
Noncontrolling interests	(285,078)	(405,855)	(58,843)

Total equity	22,339,770	23,482,987	3,404,714

Total liabilities, mezzanine equity and equity	28,399,435	29,715,819	4,308,389

4

The Company corrected the amount of goodwill and retained earnings in equity by revising the previously issued financial statements as of December 31, 2020 and 2021. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with TTP acquisition in 2020 and caused a decrease in retained earnings in equity and a corresponding decrease in goodwill, amounting to RMB129.6 million.